U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

     Certificate of Accounting of Securities and Similar Investments in the
                                     Custody
                       of Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

1.   Investment Company Act File Number:           Date examination completed:
               811-6511                                 June 30, 2003


2.   State Identification Number:

AL        AK        AZ       AR       CA       CO
CT        DE        DC       FL       GA       HI
ID        IL        IN       IA       KS       KY
LA        ME        MD       MA       MI       MN
MS        MO        MT       NE       NV       NH
NJ        NM        NY       NC       ND       OH
OK        OR        PA       RI       SC       SD
TN        TX        UT       VT       VA       WA
WV        WI        WY       PUERTO RICO

Other (specify):


3. Exact number of investment company as specified in registration statement:
                    REGIONS MORGAN KEEGAN SELECT FUNDS

4. Address of principal executive office: (number, street, city, state, zip code)
                         Federated Investors Tower
                            1001 Liberty Avenue
                         Pittsburgh, PA 15222-3779





                               INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.




















                           REGIONS MORGAN KEEGAN TRUST


    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940


We, as members of management of the Regions Morgan Keegan Select Funds (comprised of the following portfolios: Regions Morgan Keegan Select Government Money Market Fund, Regions Morgan Keegan Select Treasury Money Market Fund, Regions Morgan Keegan Select Limited Maturity Government Fund, Regions Morgan Keegan Select Fixed Income Fund, Regions Morgan Keegan Select Balanced Fund, Regions Morgan Keegan Select Value Fund, Regions Morgan Keegan Select Growth Fund, Regions Morgan Keegan Select Aggressive Growth Fund and Regions Morgan Keegan Strategic Equity Fund hereafter referred to as the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2003, and from November 30, 2002 through June 30, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003, and from November 30, 2002 through June 30, 2003, with respect to securities reflected in the investment account of the Funds.


By:  /s/James M. Atkisson
James M. Atkisson


Trust Operations Manager Mutual Fund
Group


9/15/2003
Date





























PriceWaterhouse Coopers
                                                            Pricewaterhouse
                                                            Coopers LLP
                                                            250 W. Pratt St.
                                                            Suite 2100
                                                            Baltimore MD
                                                            21201-2304
                                                            Telephone (410)
                                                            783-7600
                                                            Facsimile (410)
                                                            783-7680


                        Report of Independent Accountants


To the Board of Directors and  Shareholders  of The Regions Morgan Keegan Select
Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Regions Morgan Keegan Select Funds (comprised of the following portfolios: Regions Morgan Keegan Select Government Money Market Fund, Regions Morgan Keegan Select Treasury Money Market Fund, Regions Morgan Keegan Select Limited Maturity Government Fund, Regions Morgan Keegan Select Fixed Income Fund, Regions Morgan Keegan Select Balanced Fund, Regions Morgan Keegan Select Value Fund, Regions Morgan Keegan Select Growth Fund, Regions Morgan Keegan Select Aggressive Growth Fund and Regions Morgan Keegan Select Strategic Equity Fund hereafter referred to as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2003, and with respect to agreement of security purchases and sales, for the period from November 30, 2002 (the date of our last examination), through June 30, 2003:

- Confirmation of all securities held by institutions in book entry form at the Bank of New York.

- Reconciliation of all such securities to the books and records of the Funds and Regions Bank (the Custodian);

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents; and

- Agreement of a selection of security purchases and a selection of security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30,2003 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




Pricewaterhouse Coopers LLP


August 17, 2003